Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver Inc. (the “Corporation” or "Aya"), dated November 11, 2026, covers the three-month ("Q3-2026" or the "Quarter") and nine-month periods ("YTD-2026") ended September 30, 2026. This MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited Condensed Interim Consolidated Financial Statements (“FS”) and related notes for the three and nine-month periods ended September 30, 2026. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures".
The Corporation’s September 30, 2026, FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for share and per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under “Cautionary Note Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of November 11, 2026, unless otherwise stated.
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AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    3

Business Overview

General Information
Aya is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas Fault, one of Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which remains at the exploration and evaluation stage. The 2026 Preliminary Economic Assessment ("2026 PEA") has been completed, and a feasibility study is underway.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”. Aya’s issued and outstanding share capital totals 144,195,352 common shares on November 11, 2026.
Geographic Overview
•Aya’s portfolio is anchored by the Zgounder mining permit and the surrounding mining and exploration permits that form the Zgounder Regional land package. The Boumadine project includes a mining license and also has additional exploration authorizations. Aya holds over 80 permits and licenses in Morocco covering more than 1,200 km², including greenfield projects providing exposure to precious, base and critical metals.

KINGDOM OF MOROCCO
MOROCCO
RABAT
CASABLANCA
MARRAKECH
ERRACHIDIA
OUARZAZATE
AGADIR
ATLANTIC OCEAN
IMITER BIS (Ag-Au-Pb-Zn-Cu)
BOUMADINE (Au-Ag-Zn-Pb)
ZGOUNDER (Ag)
TIZI (Cu-Ag)
AGADIR MELLOUL
ZAGORA
GOULMIM
ALGERIA
ALBORAN SEA
ATLANTIC OCEAN
ALGERIA
MAURITANIA

For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+ and EDGAR.

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Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Silver Mine is a rare, silver-only operation. The mine is supported by proven and probable mineral reserves of 73 million ounces (“Moz”) of silver.
Commercial Operations
Following a major expansion completed in 2024, the Zgounder Silver Mine achieved commercial production on December 29, 2024, completed its ramp-up during 2025, and continues to optimize its operations in 2026. The updated mine plan released in Q4-2025 extends the operation’s life to 2036, supporting an average annual production profile of approximately 6 Moz of silver over the life of mine (“LOM”). The orebody is mined using a combination of open-pit and underground mining methods. The expansion included new mine development, plant, tailings, water storage facilities, and infrastructure improvements. Silver is produced through cyanide leaching and refined into doré bars. All of the revenue from the Zgounder Silver Mine is derived from the production and sale of silver, sold on a regular basis at prevailing market prices.
Near-Mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding its resource base, advancing priority targets, testing new prospective zones, and enhancing overall geological understanding of the project area. The 2026 exploration program is targeting 30,000 metres of Diamond Drill Holes ("DDH").
Technical Report and Mineral Reserves and Resources
An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report titled “Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco” was released on December 16, 2025 (the "Zgounder Report"). The Zgounder Report is based on a Mineral Resource Estimate for Zgounder as of June 30, 2025, and a Mineral Reserve Estimate as of September 30, 2025. Additional details are provided in the "Development and Exploration" section.
Boumadine Polymetallic Project ("Boumadine Project")
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM"). The Boumadine Project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in Morocco. The project hosts a significant mineral resource and a sizable mineralized footprint, with ongoing exploration and resource expansion drilling. The Boumadine recently updated Preliminary Economic Assessment ("2026 PEA" - See "Technical Report and Mineral Resource Estimate" subsection) contemplates a combined open-pit and underground mining operation with a processing capacity of approximately 2.9 million tonnes per year. The Boumadine Project is expected to produce three marketable concentrates (zinc, lead, and pyrite), with revenue largely derived from precious metals. Boumadine benefits from year-round access and existing regional infrastructure, which would require enhancements to support full-scale operations. Feasibility study activities are currently underway to advance development planning and optimize the project’s economics.
Aya initiated the reclaiming and commercialization of a historical pyrite stockpile at Boumadine in Q4-2025. This legacy flotation by-product contains approximately 2.30 g/t Au and 144 g/t Ag and is expected to yield approximately 2.5 million silver-equivalent ounces. Announced on November 19, 2025, the initiative is expected to last approximately 20 to 24 months from that date. The program is designed to generate near-term cash flow, demonstrate the marketability of Boumadine’s gold- and silver-rich pyrite concentrate, and align with Aya’s commitment to responsible environmental management.
Exploration
Since 2022, Aya has completed over 500,000 metres ("m") of drilling at Boumadine, significantly advancing the geological model. The 2026 exploration program is targeting 200,000 m, including infill drilling (180,000 m – representing half of the planned two-year 360,000 m program) to convert inferred resources to the indicated and measured categories, as well as expanding the resource at depth and along strike. The program also includes 20,000 m of regional exploration drilling on new targets and to follow up on the Asirem structures discovered in 2025.
Technical Report and Mineral Resource Estimate
The 2026 PEA titled "Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco" is a NI 43-101 technical report (effective date September 9, 2026; filed on SEDAR+ on October 20, 2026), and is based on a Mineral Resource Estimate for Boumadine as of February 28, 2026.
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Q3-2026 and YTD-2026 Operational Highlights

	Q3-2026	Q2-2026	Change Q3 vs Q2	Q3-2025	Change Q3 vs Q3	YTD- 2026	YTD- 2025	Change YTD
Zgounder
Ore Mined (tonnes)	436,632	444,106	(2)%	215,405	103%	1,292,504	651,354	98%
Average Grade Mined (g/t Ag)	143	137	4%	142	1%	138	144	(4)%
Ore Processed (tonnes)	376,863	353,888	6%	305,964	23%	1,057,700	829,178	28%
Average Grade Processed (g/t Ag)	146	141	4%	146	-%	143	149	(4)%
Combined Mill Recovery (%)	92.0%	91.2%	0.8%	92.5%	(0.5)%	90.9%	87.4%	3.5%
Milling Operations (tpd)	4,096	3,889	5%	3,326	23%	3,874	3,037	28%
Silver Produced (oz)	1,497,749	1,489,526	1%	1,346,882	11%	4,252,287	3,457,851	23%
Silver Sold (oz) (A)	1,243,092	1,322,585	(6)%	1,363,511	(9)%	3,941,606	3,567,325	10%
Cash Costs per Silver Ounce Sold[1]	17.53	17.69	(1)%	20.79	(16)%	17.97	20.38	(12)%
Average Net Realized Silver Price ($/oz) (D/A)	69.32	68.29	2%	39.85	74%	73.90	35.54	108%
Boumadine Reclaim Operations
Pyrite reclaimed (tonnes)	49,890	17,153	191%	-	NM	88,856	-	NM
Average Grade Processed (g/t Ag)	151	179	(16)%	-	NM	164	-	NM
Average Grade Processed (g/t Au)	2.61	2.43	7%	-	NM	2.55	-	NM
Silver Produced (oz)	244,875	100,721	143%	-	NM	473,002	-	NM
Gold Produced (oz)	4,300	1,414	204%	-	NM	7,471	-	NM
Silver Equivalent Produced (oz)	536,879	187,784	186%	-	NM	952,465	-	NM
Silver Equivalent Sold (oz) (B)	492,932	184,536	167%	-	NM	727,899	-	NM
Cash Costs per Silver Equivalent Ounce Sold[1,2]	10.42	10.58	(2)%	-	NM	10.56	-	NM
Average Net Realized Silver Equivalent Price ($/oz) (E/B)	34.72	35.08	(1)%	-	NM	35.84	-	NM
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	2,034,628	1,677,310	21%	1,346,882	51%	5,204,752	3,457,851	51%
Silver Equivalent Sold Consolidated (oz) (C)	1,736,024	1,507,121	15%	1,363,511	27%	4,669,505	3,567,325	31%
Average Net Realized Silver Equivalent Price ($/oz) (F/C)	59.50	64.22	(7)%	39.85	49%	67.96	35.54	91%
Cash Costs per Silver Equivalent Ounce Sold[1,2]	15.51	16.82	(8)%	20.79	(25)%	16.82	20.38	(17)%
NM – Not Meaningful
1 Non-GAAP Measures, refer to page 27.
2 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by the lower gold-to-silver ratio compared to the production guidance assumption. As silver outperformed gold, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 production guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 68:1 during Q3-2026 and 64:1 year-to-date 2026. Had the 80:1 ratio been applied, reported AgEq production would have been approximately 52,011 ounces higher in Q3-2026 and 118,240 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
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Q3-2026 and YTD-2026 Financial Highlights

	Q3-2026	Q2-2026	Change Q3 vs Q2	Q3-2025	Change Q3 vs Q3	YTD- 2026	YTD- 2025	Change YTD
Revenue - Silver (D)*	86,174	90,321	(5)%	54,337	59%	291,269	126,783	130%
Revenue - Pyrite (E)	17,113	6,473	164%	-	NM	26,086	-	NM
Revenues (F)	103,287	96,794	7%	54,337	90%	317,355	126,783	150%
Cost of Sales	(34,989)	(33,381)	5%	(32,971)	6%	(101,886)	(86,225)	18%
Gross Profit	68,298	63,413	8%	21,366	220%	215,469	40,558	431%
Operating Income	59,472	53,155	12%	15,171	292%	190,210	26,167	627%
Income before Income Taxes	54,888	56,509	(3)%	16,221	238%	187,685	37,329	403%
Net Income	35,007	35,038	-%	12,422	182%	118,572	27,994	324%
Operating Cash Flow	48,080	48,402	(1)%	22,390	115%	166,652	38,099	337%
Cash and cash equivalents	183,791	182,808	1%	129,184	42%	183,791	129,184	42%
Total Assets	731,824	702,294	4%	585,036	25%	731,824	585,036	25%
Total Non-Current Financial Liabilities	43,585	57,107	(24)%	84,610	(48)%	43,585	84,610	(48)%
Working Capital[3]	153,663	144,771	6%	96,147	60%	153,663	96,147	60%
EPS
Income Per Share (EPS) - Basic	0.23	0.24	(4)%	0.09	156%	0.81	0.21	286%
Income Per Share (EPS) - Diluted	0.22	0.23	(4)%	0.09	144%	0.78	0.20	290%
*net of treatment, smelting, and refining costs of $280 in Q3-2026; $300 in Q2-2026; $314 in Q3-2025; $849 in YTD-2026 and $995 in YTD-2025
NM – Not Meaningful
Q3-2026 Operational Highlights:
•Consolidated silver equivalent ("AgEq") production of 2,034,628 ounces ("oz"), representing a 51% increase compared to Q3-2025. This increase reflects the contribution from the temporary Boumadine pyrite reclaim operation, which was not in operation during the prior-year period and contributed 536,879 AgEq oz during the quarter, as well as higher mill throughput at Zgounder. Silver equivalent ounces produced also increased 21% compared to Q2-2026, driven by higher volumes at the Boumadine pyrite reclaim operation, following weather-related disruptions in the first half of the year.
Zgounder Silver Mine
•Produced 1,497,749 oz of silver ("Ag"), an increase of 11% from Q3-2025, mainly driven by higher mill throughput. Production increased 1% compared to Q2-2026. Reported production excludes 138,100 oz of silver cement in inventory not yet smelted at quarter-end.
•Mill feed grade of 146 g/t Ag, unchanged from Q3-2025 and up 4% compared to Q2-2026.
•Processed 376,863 tonnes (4,096 tpd); milling rate increased 23% from Q3-2025 and 5% from Q2-2026. Mill throughput continues to benefit from a crushing contractor who will remain on site until the planned crusher expansion is completed, expected early 2027. Plant availability was 99.4% and mill recovery was 92.0%.
•Mined 436,632 tonnes (4,746 tpd) at 143 g/t Ag, compared with 215,405 tonnes (2,341 tpd) in Q3-2025 and 444,106 tonnes (4,880 tpd) in Q2-2026. The average grade mined remained consistent with Q3-2025 and increased compared to Q2-2026 (137 g/t Ag).
3 Non-GAAP Measures, consisting of current assets of $306,812 less current liabilities of $153,149 (June 30, 2026, current assets of $286,306 less current liabilities of $141,535 and September 30, 2025, current assets of $196,495 less current liabilities of $100,348).
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•Open-pit operations achieved a mining rate of 3,486 tpd of ore at 142 g/t Ag with a strip ratio of 12, while underground operations achieved an average mining rate of 1,260 tpd at 145 g/t Ag.
Boumadine Pyrite Reclaim
•Produced 244,875 oz of silver and 4,300 oz of gold, up 143% and 204%, respectively, compared to Q2-2026. Silver equivalent production totaled 536,879 AgEq oz, up 186% from Q2-2026, based on a realized Au:Ag ratio of 68:14.
•Material reclaimed and crushed totaled 49,890 tonnes, up 191% from Q2-2026, at average grades of 151 g/t Ag and 2.61 g/t Au. The increase reflects a more normalized operating rate following weather-related disruptions in the first half of the year.
Exploration
•Completed 65,749 m of exploration drilling at Boumadine, 5,542 m at Zgounder and 2,038 m on Zgounder Regional permits.
Q3-2026 Financial Highlights:
•Revenue of $103,287, up 90% from Q3-2025, reflecting higher average net realized prices and higher silver equivalent ounces sold. Compared with Q2-2026, revenue increased 7%, driven by higher silver equivalent ounces sold, partly offset by a lower average net realized silver equivalent price of $59.50/oz, down from $64.22/oz in Q2-2026.
•Cost of sales totaled $34,989, representing a 6% increase from Q3-2025, primarily reflecting higher freight costs on Boumadine concentrate shipments, higher royalties from increased revenue and higher depreciation, partly offset by lower production costs. Cash costs were $15.51 per silver equivalent ounce sold5, down 25% from Q3-2025 reflecting lower cash costs at Zgounder from operational efficiencies and ongoing optimization initiatives, and the favorable impact of lower-cost Boumadine ounces. Cash costs were down 8% from Q2-2026.
•Gross profit of $68,298 up from $21,366 in Q3-2025.
•Net income of $35,007 (diluted EPS of $0.22), compared to net income of $12,422 (diluted EPS of $0.09) in Q3-2025. This compares to net income of $35,038 (diluted EPS of $0.23) in Q2-2026.
•Cash flow from operations of $48,080 compared to $22,390 in Q3-2025 and $48,402 in Q2-2026.
YTD-2026 Operational Highlights:
•Consolidated silver equivalent ("AgEq") production of 5,204,752 ounces ("oz"), representing a 51% increase compared to YTD-2025, reflecting the contribution of 952,465 AgEq oz from the Boumadine pyrite reclaim operation, which commenced in Q4-2025, as well as higher mill throughput and recoveries at Zgounder following the completion of the ramp-up in 2025.
Zgounder Silver Mine
•Produced 4,252,287 oz of silver ("Ag"), an increase of 23% from YTD-2025, mainly driven by higher mill throughput and recoveries following the completion of the ramp-up in 2025, partly offset by lower feed grade.
•Mill feed grade of 143 g/t Ag, down 4% compared to YTD-2025.
•Processed 1,057,700 tonnes (3,874 tpd); milling rate increased 28% from YTD-2025; plant availability of 99% and mill recovery of 90.9%, improving from 87.4% in YTD-2025.
4 See footnote 2 on page 6.
5 Non-GAAP Measures, refer to page 27.
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•Mined 1,292,504 tonnes (4,734 tpd) at 138 g/t Ag, compared with 651,354 tonnes (2,386 tpd) at 144 g/t Ag in YTD-2025. Open-pit operations achieved a mining rate of 3,299 tpd, while underground operations achieved an average mining rate of 1,436 tpd, up 132% and 48%, respectively, compared to YTD-2025.
Boumadine Pyrite Reclaim
•Produced 473,002 oz of silver and 7,471 oz of gold in the first nine months of 2026. Silver equivalent production totaled 952,465 AgEq oz, based on a realized Au:Ag ratio of 64:16. No production was reported in YTD-2025, as production commenced in Q4-2025.
•Material reclaimed and crushed totaled 88,856 tonnes at average grades of 164 g/t Ag and 2.55 g/t Au.
Exploration
•Exploration drilling totaled 159,143 m at Boumadine, 15,820 m at Zgounder and 2,038 m on Zgounder Regional permits.
Production guidance
•Consolidated 2026 silver equivalent production is expected to be 6.6-6.8 million ounces including 5.6-5.8 million ounces from Zgounder, with the low end raised compared to prior Zgounder guidance of 5.2-5.8 million ounces7. Full-year cash costs at the Zgounder Silver Mine are expected to remain below guidance of $21.50/oz.
YTD-2026 Financial Highlights:
•Revenue of $317,355, up 150% from YTD-2025, driven by a 91% increase in average net realized prices to $67.96/oz from $35.54/oz in the prior-year period, as well as a 31% increase in silver equivalent ounces sold.
•Cost of sales of $101,886, up 18% from YTD-2025, with cash costs of $16.82 per silver equivalent ounce sold8, down 17% from YTD-2025, driven by higher throughput, increased production levels and operating efficiencies at Zgounder, where cash costs decreased 12% to $17.97/oz, and the contribution of lower-cost ounces from the Boumadine pyrite reclaim operation ($10.56/oz). Cash costs per silver equivalent ounce sold8 also benefited from a lower strip ratio, as the mining contractor’s equipment was allocated to the construction of phase two of the TSF, completed in early Q3-2026, rather than to waste stripping.
•Gross profit of $215,469, up from $40,558 in YTD-2025.
•Net income of $118,572 (diluted EPS of $0.78), compared to net income of $27,994 (diluted EPS of $0.20) in YTD-2025.
•Cash flow from operations of $166,652, up from $38,099 in YTD-2025.
•Fully repaid the $15 million Boumadine Project loan with EBRD ahead of its contractual maturity date.

6 See footnote 2 on page 6.
7 2026 guidance assumes a silver price of $50.00/oz, a gold price of $4,000/oz, a USD/CAD exchange rate of 1.40 and a USD/MAD exchange rate of 9.00. Silver equivalent ounces for production guidance purposes are calculated using an 80:1 Au:Ag ratio (see footnote 2 on page 6). Consolidated guidance includes approximately 1.0 million ounces of AgEq from the Boumadine pyrite reclaim operation, as disclosed in the Corporation’s press release dated January 27, 2026.
8 Non-GAAP Measures, refer to page 27.
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Silver Equivalent Production Chart

SILVER EQUIVALENT PRODUCTION IN OZ
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
491,310
1,068,652
1,042,317
1,346,882
1,543,429
1,492,814
1,677,310
2,034,628
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Zgounder
Boumadine

Recent Developments

•On October 16, 2026, the Corporation completed the acquisition, through a wholly owned subsidiary, of all of the issued and outstanding shares of a Moroccan company holding a portfolio of copper-silver exploration permits and a mining license covering approximately 139 km² in the Tizi area of Morocco, about 35 km west of the Zgounder mine (the “Cu-Ag Portfolio”). Total consideration of C$4.0 million was paid entirely through the issuance of 134,184 common shares of the Corporation. The shares are subject to a statutory hold period of four months and one day.
•On November 4, 2026, the Corporation entered into a term sheet with Sama Resources Inc. (“Sama”) (TSXV: SME) for the proposed sale of its Azegour project in Morocco and the grant of a non-exclusive, perpetual license to certain geological and exploration data relating to its Moroccan properties. As consideration, the Corporation would receive 52,000,000 common shares of Sama at a deemed price of C$0.15 per share, representing approximately 19.11% of Sama’s issued and outstanding shares after issuance. Sama would also assume the existing 2.5% third-party royalty on part of the project. Completion of the transaction is subject to several conditions, including the execution of a definitive agreement, regulatory approvals and the approval of Sama’s disinterested shareholders.
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Operating Results

Q3-2026 Zgounder Silver Mine Operations
In Q3-2026, 376,863 tonnes of ore were processed. Mill availability for the quarter was 99%, with an average processed grade of 146 g/t Ag. Throughout the quarter, the milling rate continued to stabilize and increase. Recovery was 92.0%, slightly above target. Daily throughput averaged 4,096 tpd, producing 1,497,749 oz of silver during the quarter. The addition of a permanent tertiary crusher unit within the existing crushing circuit is expected to be completed in early 2027. Until then, the crushing contractor will remain onsite, ensuring higher mill throughput. At the end of Q3-2026, 138,100 oz was in wet silver cement to be smelted, which is excluded from reported production and included in silver in circuit inventory.
The total mining rate for the quarter averaged 4,746 tpd, for a total of 436,632 tonnes of ore mined, at a grade of 143 g/t Ag.
In Q3-2026, a record of 320,753 tonnes (3,486 tpd) of ore were mined from the open pit at an average grade of 142 g/t Ag and a strip ratio of 12. Underground, 115,879 tonnes (1,260 tpd) were mined at an average grade of 145 g/t Ag.
At the end of the quarter, the stockpile stood at 434,538 tonnes of ore at an average grade of 118 g/t Ag, an increase of 16% in tonnes compared to the previous quarter. The stockpile will continue to increase as the Corporation anticipates slowing underground mining rates in the next 12 months with the focus on development of lower levels. Additionally, two pushback events in the open pit are planned in the coming quarters, which will temporarily diminish ore production. The stockpile is planned to stabilize and eventually decrease in 2027 during the pushback events of the open pit.
Phase two of the Tailings Storage Facility ("TSF") was completed in early Q3-2026, on time and on budget, and is now fully operational. The mining contractor’s equipment is no longer needed for its construction, and waste haulage has returned to normal operations, allowing the strip ratio to return to planned levels.
During the next quarters, underground development is expected to continue with the development of sub-levels (1900 to 1725), to liberate upper levels (2000-1950) which will be mined within open pit operations. The decline ramp has reached level 1725 and continues to advance toward deeper levels until level 1550, the deepest planned with current resources, which is expected to be reached in early 2028.
Figure 1 - Zgounder Open Pit
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Capital Projects
Phase two of the TSF was completed in early Q3-2026, on time and on budget. Other ongoing capital projects include an ore sorter designed to process marginal material currently classified as waste. The ore sorter is expected to be commissioned in Q4-2026. A tertiary crusher has been ordered and is expected to be operational in early 2027. Additional staff housing and a mine office are both under construction.
The open pit is in full operation, with two pushbacks planned starting towards the end of 2026 and continuing through 2027.
Underground development continues to progress, with main drifts developed down to level 1825. The decline advanced to level 1725, from level 1775 as reported in the Q2-2026 MD&A, and is expected to reach level 1700 by year-end. The decline design for all lower levels has been completed, and the ramp is planned to reach level 1550 in early 2028 as geological resources continue to be defined. A ventilation raise connecting levels 1925 and 1825 was commissioned in Q1-2026, and the emergency access raise between levels 1925 and 1850 was completed during the quarter, as planned. Construction of the ventilation raise between levels 1825 and 1750 began during the quarter and is expected to be completed by year-end. Underground development is currently focused below level 1900. The level 1825 exploration drift, which supports exploration at depth of the current resource and west of the Zgounder Fault, was completed during the quarter. Drilling from the drift began in early October 2026 on the eastern portion, with drilling west of the Zgounder Fault to follow.

Q3-2026 Boumadine Reclaim Operations
In late 2025, Aya commenced the reclamation and sale of its historical pyrite stockpile at the Boumadine Project. During Q3-2026, a total of 49,890 tonnes were reclaimed and crushed, at grades of 151 g/t Ag and 2.61 g/t Au. The material reclaimed contained 4,300 oz of gold and 244,875 oz of silver, representing 536,879 oz of silver equivalent9 for Q3-2026.
At the end of Q3-2026, crushed inventory located at Boumadine and various ports awaiting shipment stood at 34,346 tonnes, or 348,009 AgEq oz, compared with 298,977 AgEq oz at the end of Q2-2026. A total of 41,634 tonnes of pyrite were sold during the quarter, mostly in a bulk shipment, while containerized shipments continued. Pyrite sales are on track to meet guidance.
As announced on November 19, 2025, the initiative is expected to continue for approximately 20–24 months from that date, or until the stockpile is depleted. The overall Boumadine Polymetallic Project remains at the exploration and evaluation stage and is not in commercial production.

Development and Exploration

Aya is advancing a comprehensive 2026 exploration and development program at Zgounder and Boumadine, targeting approximately 30,000 metres of drilling at Zgounder and 200,000 metres at Boumadine to expand the resource base and support long-term growth. Activities include near-mine and regional exploration at Zgounder, as well as an extensive drilling and technical program at Boumadine to advance resource conversion and feasibility work.
Zgounder Silver Mine
Drilling Activity
In Q3-2026, Aya completed 5,542 m of diamond drilling at Zgounder and 2,038 m of RC drilling on the Zgounder Regional permits, bringing year-to-date drilling to 17,858 m, representing approximately 60% of its planned 2026 exploration program. Near-mine diamond drilling focused on targets in the open-pit area, central zone and near the Zgounder Fault to define extensions of high-grade silver mineralization and support potential resource growth. Results continued to demonstrate strong continuity of mineralization, with notable intercepts including 3,501 g/t Ag over 3.5 m (Hole DZG-SF-26-945) in the central area, including 7,717 g/t Ag over 1.5 m, and 783 g/t Ag over 13.0 m (Hole ZG-RC-24-155) in the open-pit area, as reported in the Corporation’s September 16, 2026 press release. Development of the level 1825 exploration drift was completed during the quarter, and drilling of the eastern portion began in early October 2026, with drilling west of the Zgounder Fault to follow.
9 See footnote 2 on page 6.
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Regional drilling started in July with an RC campaign at North Zgounder targeting strong Ag-Au-Cu anomalies and showings. The phase I was completed with 2,038 m with results pending.
Mapping and Target Generation
Detailed geological mapping and prospecting are being carried out on Tourchkal, Zgounder North and Zgounder Far East permits. Several drill targets have been identified on these permits supporting continued drilling.
Permitting
Subsequent to quarter-end, on October 5, 2026, Aya received the renewal of the Zgounder Mining License (LE-393459), held by its subsidiary Zgounder Millennium Silver Mining S.A. ("ZMSM"). The license has been renewed for a 10-year term, from October 18, 2027 to October 17, 2037, under Moroccan mining law 33-13. The renewal was obtained ahead of the current term’s expiry, and the new term covers the full life-of-mine plan, which extends to 2036.
Technical Report
The Zgounder Report is prepared in accordance with NI 43-101 and is available on Aya’s website, SEDAR+ and EDGAR. It incorporates updated mineral resources and reserves estimates as well as a revised life-of-mine plan extending to 2036.
Boumadine
Drilling Activity
In Q3-2026, Aya completed 65,749 m of drilling, bringing year-to-date drilling to 159,143 m, representing approximately 80% of the 2026 program. Drilling during the quarter confirmed the high-grade nature and continuity of the Boumadine Main Trend, which remains open in all directions. The main trend is the backbone of the deposit that forms the foundation of our 2026 PEA. Notable drill results during the quarter include 392 g/t AgEq over 24.3 m (BOU-DD26-848) and 593 g/t AgEq over 15.2 m (BOU-DD26-883), as reported in the Corporation’s September 22, 2026 press release.
Permitting, Mapping and Targeting
In Q3-2026, the Corporation continued mapping and prospecting, developing new targets which will be tested in 2026 and beyond.
Aya has filed a request to renew the Boumadine Mining License (LE-383661), which expired on May 16, 2026. The renewal process is underway, with the required fees paid and the inspection by the Moroccan Directorate of Mines completed. Based on the progress of the renewal process, the Corporation does not anticipate any issues with the application. Upon approval, the license is expected to be renewed for a 10-year renewable term in accordance with the Moroccan mining code.
Boumadine Updated Preliminary Economic Assessment10
On September 9, 2026, the Corporation announced the results of its updated Preliminary Economic Assessment (the “2026 PEA”). The related technical report was filed on October 20, 2026, subsequent to the end of the quarter. The 2026 PEA supersedes the 2025 PEA11 or "Prior PEA" and incorporates an updated mineral resource model, a revised mine plan, and updated metal price and concentrate payability assumptions reflecting prevailing market conditions.
The 2026 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2026 PEA will be realized.

10 Certain financial metrics presented in this section of the MD&A, including NPV (5%), IRR, EBITDA, free cash flow, NPV(5%)-to-CAPEX ratio, payback period, cash costs and all-in sustaining costs ("AISC") are based on the 2026 PEA and represent projected financial metrics that do not have standardized meanings under IFRS. Such metrics should not be considered as measures of financial performance under IFRS. For additional information, refer to the Corporation’s news release dated September 9, 2026 entitled "Aya Gold & Silver Announces Updated PEA for Boumadine: After-Tax NPV Doubles to $3.5B with 93% IRR", available under Aya’s profile on SEDAR+ and EDGAR.
11 The 2025 PEA was based on the mineral resource estimate for the Project, effective as of February 24, 2025, disclosed in a technical report titled “Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” with an effective date November 4, 2025, and filed on SEDAR+ on December 18, 2025.
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The main Project highlights include:
•On an after-tax basis at base case prices: $3.5B net present value discounted at 5% (“NPV5%”), with a 93% after-tax internal rate of return ("IRR"), and 0.7 year payback period. Base Case assumes prices of $3,500/oz Au, $50/oz Ag, $1.37/lb Zn, and $0.90/lb Pb.
•82% and 85% gold and silver payability, respectively, representing increases of 12 and 8 percentage points relative to the Prior PEA
•$463M of initial capital expenditure, broadly in line with the Prior PEA, with NPV5%:Capex ratio of 7.6x, up from 3.3x in the 2025 PEA.
•Average annual production of 271 thousand ounces ("koz") gold-equivalent (“AuEq”)12 per year over the LOM (348 koz AuEq for years 1 to 5).
•Total production over the LOM of 3.9 Moz AuEq (+7% vs. Prior PEA), comprising 2.3 Moz Au, 81.2 Moz Ag, 422 thousand tonnes ("kt") Zn and 195 kt Pb.
•41.2 million tonnes ("Mt") total mineralized material mined over the LOM (+33% vs. Prior PEA) at average grades of 3.10 g/t AuEq (LOM); average LOM grades by metal of 1.77 g/t Au, 63.5 g/t Ag, 1.37% Zn and 0.58% Pb.
•Processing capacity of 8,000 tpd; conventional flotation plant producing three gold- and silver-bearing concentrates – zinc, lead, and pyrite.
•Extended mine life: 14-years mine life, up from 11 years in the Prior PEA.
•Cash costs of $1,169/oz AuEq and AISC of $1,300/oz AuEq over the LOM.
•The mineral resource estimate ("MRE") supporting the 2026 PEA was updated from the MRE underlying the Prior PEA. See the “Mineral Resource Estimate” section below for further details.
•Existing mining license on the property with renewal underway; feasibility study targeted for completion in H2-2027.
Updated Mineral Resource Estimate as of February 28, 2026
•The 2026 MRE reports 8.6 Mt Indicated Mineral Resources containing 1.1 Moz AuEq, an increase of 34%, and 45.4 Mt Inferred Mineral Resource containing 4.3 Moz AuEq, an increase of 1%. (The 2025 MRE reported 5.2 Mt Indicated Mineral Resources containing 827 koz AuEq and 29.2 Mt Inferred resource containing 4.2 Moz AuEq). See MRE section further for details.

12 AuEq production is based on the following formula: AuEq (oz) = Au (oz) + Ag (oz)* Ag price ($/oz)/Au price ($/oz) + Pb (t)* (Pb price ($/lb) / Au price ($/oz))* 2204.62 + Zn (t)* (Zn price ($/lb) / Au price ($/oz))* 2,204.62.
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Project Economics Sensitivity - Gold and Silver Price

Parameter	Units	Break-even[13]	-25%	Base case[14]	Spot price[15]	Upside
Gold Price	$/oz	1,704	2,625	3,500	4,472	5,250
Silver Price	$/oz	24.34	37.50	50.00	66.85	75.00
Zinc Price	$/lb	0.90	1.03	1.37	1.77	1.77
Lead Price	$/lb	0.60	0.68	0.90	0.85	0.90
NPV5% After-Tax	$M	-	1,808	3,537	5,525	6,738
IRR After-Tax	-%	-%	57%	93%	128%	146%
LOM Revenue	$M	5,441	8,169	10,995	14,237	16,246
LOM EBITDA	$M	910	3,482	6,145	9,200	11,094
FCF-Unlevered After-Tax	$M	89	2,467	4,694	7,253	8,826
Payback Period After-Tax	Years	-	1.3	0.7	0.5	0.4
Capital Efficiency Ratio	-	-	3.9	7.6	11.9	14.6
Comparison of Key Project Metrics: 2026 PEA vs. 2025 PEA

Key Metrics		2026 PEA	2025 PEA	Change
After-tax NPV₅%	$B	3.5	1.5	140%
After-tax IRR	%	93%	47%	46%
Initial Capex	$M	463	446	4%
Capital efficiency ratio	NPV:Capex	7.6	3.3	4.3
MRE tonnes - Indicated	kt	8,582	5,169	66%
MRE tonnes - Inferred	kt	45,365	29,196	55%
MRE - grade Indicated	g/t AuEq	4.02	4.98	-19%
MRE - grade Inferred	g/t AuEq	2.92	4.47	-35%
MRE contained metal - Indicated	koz AuEq	1,110	827	34%
MRE contained metal - Inferred	koz AuEq	4,260	4,198	1%
Processed Tonnage	Mt	41.2	31.1	33%
LOM processed grade	g/t AuEq	3.10	3.85	-19%
Mine Life	yrs	14	11	+3
LOM silver production	Moz	81.2	69.9	16%
LOM gold production	Moz	2.25	2.34	-4%
LOM gold-equivalent production[12]	Moz	3.9	3.6	7%
LOM average metal payability	%	83%	73%	10%
Mining and Processing
The 2026 PEA envisions a combined open-pit and underground mining operation. The Boumadine LOM plan will consist of the simultaneous mining of several open pits in Central, North and South zones, that are scheduled between Year 0 and Year 10. Concurrent with the open pit operations, underground operations are scheduled between Year 3 and Year 14. The overall strategy is to achieve an average production rate to maintain a processing throughput of 8,000 tpd over the LOM, for an annual throughput capacity of 2.9 Mt per year. The mine plan prioritizes strong feed grades to the mill during the initial years of production.
A conventional flotation plant is planned for processing, with crushing, grinding and three flotation circuits to produce separate, salable concentrates of zinc, lead, and pyrite. All three concentrates contain payable silver and gold.

13 Gold and silver prices at which NPV5% - After-Tax is equal to $0M.
14 FX assumptions: 1 USD = 1.35 CAD, 1 USD = 9.5 MAD, and 1 USD = 0.87 EUR.
15 Assumed Spot Prices as of September 3, 2026.
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Metallurgy
Extensive metallurgical testwork, led by SGS Lakefield between 2018 and 2025, is the foundation of the 2026 PEA and confirms a conventional flotation-based flowsheet with excellent metallurgical performance. The metallurgical testwork program was based on composite sampling, with locked-cycle flotation tests and comminution testwork that were used to determine the proposed flowsheet. Total flotation recoveries are: 96.1% for gold, 96.4% for silver, 74.7% for zinc and 82.0% for lead.
Additional Information
Under the 2026 PEA, projected capital investments include initial capital expenditures of $463 million, including a contingency of $99 million, and sustaining capital expenditures of $507 million over the LOM. The on-site infrastructure requirements include the processing plant, workshops, warehouses, administrative buildings, tailings storage facility, and supporting infrastructure. Off-site infrastructure requirements include concentrate storage at the port, the construction of a dedicated 72-km electrical power line, and pumping stations and water pipelines for fresh water supply.
The 2026 PEA outlines an average cash cost of $1,169/oz AuEq produced. The AISC is estimated at $1,300/oz AuEq produced, positioning the project competitively within the industry cost curve.
For further details, refer to the Corporation's press release dated September 9, 2026 announcing the 2026 PEA results and the related NI 43-101 Technical Report available on SEDAR+ and EDGAR.
The independent Qualified Persons for the 2026 PEA, as defined by NI 43-101, are:
•Lycopodium (Americas) Ltd: Preetham Nayak, P.Eng, Senior Study Manager, Ruan Venter, P.Eng, General Manager of Process, Zuned Shaikh, P.Eng, Lead Mechanical Engineer
•CCE Mining: Paul Gauthier, P.Eng, Lead Mining Engineer
•SLR Consulting France SAS: Alex Pheiffer, PrSciNat, ESIA Lead
•Epoch Resources (Pty) Ltd: George Papageorgiou, PrEng, PhD, MSc, BSc, Eng (Civil), Wits
•SRK: Guy Dishaw, BSc, P.Geo
•Consultant from RockEng: Cortney Palleske, M.A.Sc, P.Eng, Principal Geomechanics
Mineral Resource Estimate
The MRE for the Boumadine Project includes all drilling data obtained to February 28, 2026, reflecting total drilling of 320,000 metres and incorporates approximately 190,000 metres of additional drilling completed, across 453 drill holes, since the prior MRE.

	Cut-off	Tonnes	Average Grade						Contained Metal
			Ag	Au	Cu	Pb	Zn	AuEq	Ag	Au	Cu	Pb	Zn	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)
Pit-Constrained
Indicated	60	6,639	115.5	2.17	0.10	0.96	2.21	4.20	24,653	463	6	64	147	896
Inferred	60	19,497	57.8	2.04	0.07	0.62	1.54	3.21	36,218	1,280	14	120	301	2,011
Underground
Indicated	110	1,943	143.0	1.11	0.06	1.19	2.11	3.43	8,931	69	1	23	41	214
Inferred	110	25,868	56.0	1.65	0.08	0.56	1.17	2.70	46,605	1,372	21	145	303	2,249
Total
Indicated	60/110	8,582	121.7	1.93	0.09	1.01	2.19	4.02	33,585	532	8	87	188	1,110
Inferred	60/110	45,365	56.8	1.82	0.08	0.58	1.33	2.92	82,823	2,653	35	265	604	4,260
1.The Mineral Resources have an effective date of February 28, 2026. Mr. Guy Dishaw, P.Geo., is the Qualified Person (“QP”) responsible for the Mineral Resource Estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mr. Dishaw is a member of the Association of Professional Engineers and Geoscientists of Saskatchewan.
2.The Mineral Resource Estimate was prepared by a team of consultants from SRK under the supervision of the QP.
3.Mineral Resources are reported in situ and undiluted and are constrained within the Boumadine Mining Licence.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    16

4.Mineral Resources have been depleted to reflect SRK's current understanding of historical underground mining completed up to mine closure in 1992 and surface artisanal workings.
5.Commodity prices of US$2,800/oz Au, US$30/oz Ag, US$4.60/lb Cu, US$1.00/lb Pb and US$1.20/lb Zn were used to establish reasonable prospects for eventual economic extraction.
6.The net smelter return ("NSR") was calculated as: NSR (US$/t) = (Pb (%) × 12.87) + (Zn (%) × 14.12) + (Au (g/t) × 70.27) + (Ag (g/t) × 0.75) + (Cu (%) × 66.95) − 6.75.
7.Gold equivalent (AuEq) grades are based solely on metal prices and metallurgical recoveries and do not incorporate the full range of factors included in the NSR calculation, including treatment charges, payabilities, penalties, royalties and other smelter charges. Consequently, equivalent grades were not used for optimization or application of reporting cut-offs and are provided for reference only.
8.AuEq = Au (g/t) + (Ag (g/t) × Ag price/gram × Ag recovery) / (Au price/gram × Au recovery) + Zn (%) × Zn price/lb × Zn recovery / (Au price/gram × Au recovery) × 685.7147973 + Pb (%) × Pb price/lb × Pb recovery / (Au price/gram × Au recovery) × 685.7147973 + Cu (%) × Cu price/lb × Cu recovery / (Au price/gram × Au recovery) × 685.7147973.
9.Open-pit Mineral Resources are reported within an optimized pit shell using an NSR cut-off value of US$60/t. The optimization and reporting assumptions include ore mining costs of US$2.0/t, waste mining costs of US$1.5/t, drilling and blasting costs (grade control) US$1.1/t, US$2.0/t surface haulage and rehandling costs, processing and shipping costs of US$49/t, G&A costs of US$6/t and an overall pit slope angle of 47°.
10.Underground Mineral Resources are reported using a rounded NSR cut-off value of US$110/t, based on total underground mining costs of US$55.6/t, processing and shipping costs of US$48.9/t and G&A costs of US$6.7/t. The underground Mineral Resources demonstrate sufficient continuity suitable for long-hole underground mining methods. Reporting shapes apply a minimum true mining width of 1.5 m, with isolated or discontinuous volumes considered unlikely to support potential underground extraction excluded from the reported Mineral Resource.
11.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that mineral resources will be converted to mineral reserves.
12.The QP is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.
13.Tonnages are reported in metric units and grades are reported in grams per tonne (g/t) for Au and Ag and percent (%) for Cu, Pb and Zn. Tonnages, grades and contained metal quantities have been rounded appropriately. Rounding may result in apparent differences between totals and the sums of individual values; such differences are not considered material.
Note Regarding the Use of Mineral Resources and Mineral Reserves
The key assumptions, parameters and methods underlying the estimation of the mineral resources for Boumadine and the mineral resources and mineral reserves for Zgounder, as well as the known legal, political, environmental and other risks that could materially affect the potential development of such mineral resources and mineral reserves, are described in the 2026 PEA and the Zgounder Report, respectively. These assumptions and risks are subject to uncertainties, many of which are beyond the Corporation’s control, and actual results and developments may differ materially from those anticipated or implied in the 2026 PEA and the Zgounder Report. There can be no assurance that any mineral resources will ultimately be converted into mineral reserves. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    17

Overview of Financial Performance

For the three and nine-month periods ended September 30, 2026 and 2025, (in thousands of dollars):

	Three-month periods ended			Nine-month periods ended
	September 30,			September 30,
	2026	2025	Variance	2026	2025	Variance
Revenues	103,287	54,337	90%	317,355	126,783	150%	(1)
Cost of sales	(34,989)	(32,971)	6%	(101,886)	(86,225)	18%	(2)
Gross profit	68,298	21,366	220%	215,469	40,558	431%	(3)
General and administrative expenses	(6,790)	(2,850)	138%	(18,155)	(8,672)	109%	(4)
General and administrative expenses - Share-based payments	(2,036)	(3,345)	(39)%	(7,104)	(11,534)	(38)%	(5)
Other operating income	-	-	NM	-	5,815	NM
Operating income	59,472	15,171	292%	190,210	26,167	627%
Net finance (expense) income	(4,256)	1,444	(395)%	(1,590)	11,882	(113)%	(6)
Share of loss in associate, net of tax	(328)	(394)	(17)%	(935)	(720)	30%
Net income before income taxes	54,888	16,221	238%	187,685	37,329	403%
Income tax expense	(19,881)	(3,799)	423%	(69,113)	(9,335)	640%	(7)
Net income for the period	35,007	12,422	182%	118,572	27,994	324%	(8)
Income per share (diluted)	0.22	0.09	144%	0.78	0.20	290%	(8)
NM – Not Meaningful
Three-month period ended September 30, 2026, compared to the three-month period ended September 30, 2025
1.Revenues totaled $103,287 in Q3-2026 compared to $54,337 in Q3-2025. The increase is driven by a 27% increase in silver equivalent ounces sold, from 1,363,511 ounces in Q3-2025 to 1,736,024 ounces in Q3-2026. The increase in volume was primarily attributable to the 492,932 AgEq oz sold from the Boumadine pyrite reclaim operation in Q3-2026. Furthermore, average net realized silver equivalent price increased by 49% from $39.85 in Q3-2025 to $59.50 per AgEq oz in Q3-2026.
2.Cost of sales in Q3-2026 increased by 6%, or $2,018, compared to Q3-2025, mainly due to higher outbound freight costs of $4,232 compared to $406, primarily related to Boumadine pyrite shipments, higher depreciation and depletion, and higher royalties, partially offset by lower production costs of $22,461 compared to $27,142. Production costs decreased despite higher mining and processing volumes and consistent grade. Until the completion of phase two of the TSF in early Q3-2026, mining equipment was allocated to its construction rather than to waste stripping. This resulted in lower open-pit stripping costs as the strip ratio decreased to 12 in Q3-2026 from 19 in Q3-2025. Production costs also benefited from lower underground mining costs, primarily due to reduced use of cemented rockfill following a change in backfilling practices, optimized explosives consumption, and lower diamond drilling and assay volumes. Depreciation expense increased by $3,078 compared to Q3-2025, mainly reflecting higher ounces mined under the units-of-production depreciation method, from 984,330 oz in Q3-2025 to 2,002,448 oz in Q3-2026. Higher process throughput contributed to increased production. Royalties were $3,099 in Q3-2026 compared to $1,630 in Q3-2025, reflecting higher revenue, as royalties are calculated at 3% of revenue.
3.Gross profit for the quarter was $68,298 compared to $21,366 in Q3-2025, representing an increase of 220%. The increase was primarily driven by higher average net realized silver equivalent price per ounce and increased sales volumes. Lower cash costs per AgEq ounce sold in Q3-2026 of $15.51 compared to $20.79 in Q3-2025.
4.General and administrative expenses increased by 138%, or $3,940, in Q3-2026 compared with Q3-2025. This increase was primarily driven by higher professional fees of $3,466 compared to $346, mainly related to the DF litigation, higher directors' and officers' insurance costs associated with the Corporation's Nasdaq listing, and increased salaries and benefits reflecting the expansion of the corporate workforce to support U.S. reporting requirements and other strategic initiatives.
5.General and administrative expenses - Share-based payments expense decreased by 39%, or $1,309, in Q3-2026 compared with Q3-2025. The decrease was driven by a lower non-cash expense related to the August 2024 share purchase
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    18

option grant. Under the vesting attribution method, a higher proportion of the total expense is recognized in the earlier periods of the vesting schedule. As a result, share-based payments expense was higher in Q3-2025, with a natural decline in Q3-2026 as a greater portion of the expense had already been recognized in prior periods.
6.Net finance (expense) income changed by 395%, or $5,700, in Q3-2026 primarily due to a loss on foreign exchange in Q3-2026 compared to a gain on foreign exchange in Q3-2025. During Q3-2026, the MAD depreciated by 2% against the U.S. dollar, resulting in a foreign exchange loss of approximately $3,500. In Q3-2025, the Corporation benefited from a foreign exchange gain of approximately $3,000 driven by a 2% depreciation of the CAD against the U.S. dollar. Notably, as the intercompany advances to our Moroccan subsidiaries and the long-term debt in ZMSM are denominated in U.S. dollars, fluctuations in exchange rates generate foreign exchange losses in the Moroccan entities when the MAD depreciates, and foreign exchange gains in the Canadian entity when the U.S. dollar appreciates against the Canadian dollar. The foreign exchange loss in Q3-2026 was partially offset by a decrease in finance costs on long-term debt in Q3-2026 compared to Q3-2025 of approximately $1,013 related to the EBRD loan, following a principal repayment of $14,285 on the Zgounder expansion loan in July 2026.
7.Income tax expense in Q3-2026 was $19,881, compared to $3,799 in Q3-2025, reflecting higher income before income taxes of $54,888 compared to $16,221, and the increase in the Moroccan corporate income tax rate applicable to taxpayers with annual taxable income exceeding MAD 100 million, under which the Zgounder Silver Mine was taxed at 35% in Q3-2026 compared to 31.25% in Q3-2025. Income tax expense also included $535 of accrued withholding taxes on interest on intercompany advances to Moroccan subsidiaries.
8.Net income of $35,007 (diluted EPS of $0.22) was recorded in Q3-2026, of which $33,485 was attributable to Aya shareholders, compared to net income of $12,422 (diluted EPS of $0.09), of which $12,404 was attributable to Aya shareholders, in Q3-2025.
Nine-month period ended September 30, 2026, compared to the nine-month period ended September 30, 2025
1.Revenues totaled $317,355 in 2026 compared to $126,783 in 2025, driven by a 31% increase in silver equivalent ounces sold to 4,669,505 oz in 2026 from 3,567,325 oz in 2025, including 727,899 AgEq oz sold from the Boumadine pyrite reclaim operation compared to no sales from this operation in 2025. Compared to 2025, when the Zgounder Silver Mine was continuing to ramp up following the achievement of commercial production on December 29, 2024, ore processed increased by 28% from 829,178 tonnes in 2025 to 1,057,700 tonnes in 2026. Furthermore, average net realized silver equivalent price per ounce sold increased by 91% to $67.96 per AgEq oz in 2026 compared to $35.54 per AgEq oz in 2025.
2.Cost of sales in 2026 increased by 18%, or $15,661, compared to 2025, mainly due to higher depreciation and depletion, higher outbound freight costs of $7,112 compared to $1,001, primarily related to Boumadine pyrite shipments, and higher royalties. Production costs were stable despite significantly higher mining and processing volumes and slightly lower average grades, primarily reflecting lower open-pit stripping costs as the strip ratio decreased to 10 in 2026 from 15 in 2025, as mining equipment was allocated to the construction of phase two of the TSF, rather than stripping. Production costs also benefited from lower underground mining costs, primarily due to reduced use of cemented rockfill following a change in backfilling practices, optimized explosives consumption, and lower diamond drilling and assay volumes. Depreciation expense increased by $8,793 compared to 2025, mainly reflecting higher ounces mined under the units-of-production depreciation method, from 3,023,336 oz in 2025 to 5,747,765 oz in 2026. Higher process throughput, which offset lower processed grades, contributed to increased production. Royalties were $9,499 in 2026 compared to $3,803 in 2025, reflecting higher revenue, as royalties are calculated at 3% of revenue.
3.Gross profit in 2026 was $215,469 compared to $40,558 in 2025, representing an increase of 431%. The increase was primarily driven by higher average net realized silver equivalent price per ounce and increased sales volumes. Lower cash costs per AgEq ounce sold in 2026 of $16.82 compared to $20.38 in 2025.
4.General and administrative expenses increased by 109%, or $9,483, in 2026 compared with 2025. This increase was primarily attributable to higher professional fees of $8,195 compared to $1,294, mainly related to the DF litigation, higher reporting issuer costs and directors' and officers' insurance costs associated with the Corporation's Nasdaq listing, and increased salaries and benefits reflecting the expansion of the head office workforce to support the Nasdaq listing and related U.S. public company requirements, as well as other strategic initiatives.
5.General and administrative expenses - Share-based payments expense decreased by 38%, or $4,430, in 2026 compared with 2025. The decrease was driven by a lower non-cash expense related to the August 2024 share purchase option grant. Under the vesting attribution method, a higher proportion of the total expense is recognized in the earlier periods of the vesting schedule. As a result, share-based payments expense was higher in 2025, with a natural decline in 2026 as a greater portion of the expense had already been recognized in prior periods.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    19

6.Net finance (expense) income changed by 113%, or $13,472, in 2026 primarily due to lower foreign exchange gains in 2026 compared to 2025. During 2026, the 3.4% depreciation of the Canadian dollar against the U.S. dollar generated a foreign exchange gain of approximately $6,000, partially offset by foreign exchange losses of approximately $5,000 resulting from the depreciation of the MAD against the U.S. dollar of 5.7%. By comparison, 2025 benefited from a foreign exchange gain of approximately $27,000, mainly driven by the 11% appreciation of the MAD against the U.S. dollar on U.S. dollar-denominated intercompany advances and long-term debt, partially offset by an $8,000 loss from the 3% depreciation of the U.S. dollar against the Canadian dollar. The reduction in foreign exchange gains in 2026 was partially offset by an increase in interest income of approximately $1,529 in 2026 compared to 2025 due to a higher cash balance during the period, and by a decrease in finance costs on long-term debt tied to the EBRD loan of $2,081, following two principal repayments of $14,285 each on the Zgounder expansion loan in January and July 2026, as well as the repayment of the Boumadine loan in Q2-2026.
7.Income tax expense in 2026 was $69,113, compared to $9,335 in 2025, reflecting higher income before income taxes of $187,685 compared to $37,329, and the increase in the Moroccan corporate income tax rate applicable to taxpayers with annual taxable income exceeding MAD 100 million, under which the Zgounder Silver Mine was taxed at 35% in 2026 compared to 31.25% in 2025. Income tax expense also included $1,820 of accrued withholding taxes on interest on intercompany advances to Moroccan subsidiaries.
8.Net income of $118,572 (diluted EPS of $0.78) was recorded in 2026, of which $116,396 was attributable to Aya shareholders, compared to net income of $27,994 (diluted EPS of $0.20), of which $28,159 was attributable to Aya shareholders, in 2025.

Summary of Quarterly Results

Selected Quarterly Information

	Revenues	Net income (loss) attributable to Aya shareholders	Income (loss) per share (diluted) attributable to Aya shareholders
Quarter ended	$	$	$
September 30, 2026	103,287	33,485	0.22
June 30, 2026	96,794	34,588	0.23
March 31, 2026	117,274	48,329	0.33
December 31, 2025	75,320	17,399	0.12
September 30, 2025	54,337	12,404	0.09
June 30, 2025	38,615	8,824	0.06
March 31, 2025	33,831	6,930	0.05
December 31, 2024[16]	9,338	(25,690)	(0.20)
Revenues in Q3-2026 were $103,287 compared to $96,794 in Q2-2026. AgEq ounces sold increased by 15% to 1,736,024 AgEq ounces, including 492,932 AgEq ounces sold from the Boumadine pyrite reclaim operation in Q3-2026 compared to 1,507,121 AgEq ounces, including 184,536 AgEq ounces sold from the reclaim operation in Q2-2026. The higher sales volume was partially offset by a 7% decrease in the average net realized silver equivalent price, from $64.22 per AgEq ounce in Q2-2026 to $59.50 per AgEq ounce in Q3-2026. Cost of sales increased by 5%, primarily due to higher Boumadine pyrite sales volumes and the related outbound freight costs, partially offset by lower cost of sales at Zgounder. The increase in gross profit was offset by a loss on foreign exchange as there was a depreciation of the MAD against the U.S. dollar of approximately 2%.
Revenues in Q2-2026 were $96,794 compared to $117,274 in Q1-2026. The Corporation increased AgEq ounces sold to 1,507,121 AgEq ounces, including 184,536 AgEq ounces sold from the Boumadine pyrite reclaim operation in Q2-2026 compared to 1,426,361 AgEq ounces, including 50,431 AgEq ounces sold from the operation in Q1-2026, an increase of 6%. This higher sales volume was offset by a lower average net realized silver equivalent price per AgEq ounce, which decreased to $64.22 per AgEq ounce in Q2-2026 from $82.22 per AgEq ounce in Q1-2026, a decrease of 17%, resulting in lower revenues during the quarter. Cost of sales remained stable despite higher ounces sold, primarily due to lower cash costs per ounce sold
16 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
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during the quarter. The lower average net realized silver equivalent price per AgEq ounce reduced the gross profit margin to 66% in Q2-2026 from 71% in Q1-2026, resulting in lower income before income taxes. This decline was partially offset by lower income tax expense for the quarter.
Revenues in Q1-2026 were $117,274 compared to $75,320 in Q4-2025. The Corporation sold 1,426,361 AgEq ounces, including 50,431 AgEq oz sold from the Boumadine pyrite reclaim operation in Q1-2026 compared to 1,290,023 AgEq ounces, including 172,129 AgEq oz sold from the operation in Q4-2025. This increase in ounces sold, combined with the higher average net realized silver equivalent price per ounce, which increased to $82.22 per AgEq ounce in Q1-2026 from $58.39 per AgEq ounce in Q4-2025, resulted in higher revenues during the quarter. Cost of sales remained stable. Lower unit production costs resulting from higher ounces sold during Q1-2026 were offset by higher royalty expenses, reflecting higher sales, and increased depreciation expense during the quarter. As a result of the increase in silver price, the gross profit margin improved from 57% in Q4-2025 to 71% in Q1-2026, mainly driven by the higher net realized silver equivalent price and lower unit cash costs during the quarter. The increase in gross profit contributed to higher net income. Furthermore, interest income was higher due to an increased cash and cash equivalents balance. However, the increase in net income before taxes was offset by higher income tax expense for the quarter.
Revenues in Q4-2025 were $75,320 compared to $54,337 in Q3-2025. The Corporation sold 1,290,023 AgEq oz, including 172,129 AgEq oz sold from the Boumadine pyrite reclaim operation, in Q4-2025 compared to 1,363,511 oz in Q3-2025. The decrease in sales volume due to timing was more than offset by the higher average net realized silver equivalent price, which rose to $58.39 per ounce in Q4-2025 from $39.85 per ounce in Q3-2025, resulting in higher revenues during the quarter. Cost of sales remained stable. Lower production costs resulting from the decrease in ounces sold during Q4-2025 were offset by higher royalty expenses, reflecting higher silver prices, and increased amortization expenses during the quarter. As a result of the increase in silver prices, the gross profit margin improved in Q4-2025, from 39% to 57% as sales greatly increased and cost of sales were stable during the quarter. The gross profit increase contributed to the increase in net income. Furthermore, the quarter experienced a decrease in general and administration expenses from lower share-based payment expenses. This non-cash expense is from the accounting treatment applied to share purchase options issued in August 2024. However, the increase in income before taxes was partially offset by an increased tax expense for the quarter.
Revenues in Q3-2025 were $54,337 compared to $38,615 in Q2-2025. The Corporation sold 1,363,511 oz of silver in Q3-2025 compared to 1,140,452 oz in Q2-2025. The average net realized price for silver also rose to $39.85 per ounce in Q3-2025, up from $33.86 per ounce in Q2-2025, further supporting revenue growth. The rise in cost of sales was mainly attributed to the increased volume of ore processed to support higher oz sold. The higher average grade of 146 g/t in Q3-2025 compared to 140 g/t in Q2-2025 contributed positively to operating performance, partially offsetting the impact of higher volumes on total costs. As a result, cash costs decreased to $20.79/oz in Q3-2025 from $21.26/oz in Q2-2025, reflecting improved operating efficiencies and stronger grades. Other operating income decreased to $nil in Q3-2025 compared to Q2-2025, which included a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, primarily related to the Amizmiz property transaction completed in April 2025.
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at 140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition,
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    21

an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See Note 7 of the Q4-2024 FS).

Liquidity and Capital Resources

As at September 30, 2026, the Corporation had working capital of $153,663 compared to $112,400 as at December 31, 2025,17 including cash and cash equivalents of $183,791 ($136,322 on December 31, 2025). The Corporation generated $166,652 in operating cash flow, principally from the Zgounder operation during 2026. The Corporation ensures that there is sufficient capital to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The Corporation believes that these sources will be sufficient to meet its obligations for at least the next 12 months. The Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets. The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine Project.
As part of its $100 million financing with EBRD, the Corporation is required to maintain $16,250 in the debt service reserve account. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the consolidated statement of financial position.
The following table summarizes the Corporation’s cash flow activity during the three and nine-month periods ended September 30, 2026, and 2025:

	Three-month periods ended		Nine-month periods ended
(used in)	September 30,		September 30,
	2026	2025	2026	2025
Operating cash flow before changes in working capital	54,332	25,236	163,185	32,592
Change in non-cash operating working capital items	(6,252)	(2,846)	3,467	5,507
Net cash flow from operating activities	48,080	22,390	166,652	38,099
Net cash flow used in investing activities	(28,043)	(17,484)	(66,046)	(46,451)
Net cash flow (used in) from financing activities	(17,865)	10,233	(50,374)	105,068
Effect of exchange rate changes on cash in foreign currencies	(1,189)	213	(2,763)	1,524
Net change in cash and cash equivalents	983	15,352	47,469	98,240
Cash and cash equivalents, beginning of the period	182,808	113,832	136,322	30,944
Cash and cash equivalents, end of period	183,791	129,184	183,791	129,184
Operating
During the three-month period ended September 30, 2026, the Corporation generated operating cash flow before changes in working capital items of $54,332, compared to $25,236 for the same prior-year period. The increase was mainly driven by higher revenue, resulting from higher silver equivalent ounces sold and higher average realized silver price per oz sold. Operating cash flow was negatively impacted by changes in working capital items of ($6,252) primarily driven by increases in inventories, related to the ore stockpile, silver in circuit and silver ingots; trade and other receivables, due to the timing of sales; and sales taxes receivable, resulting from higher overall operating expenses. These working capital outflows were partially offset by higher income tax payable, as tax installments are based on the prior year’s lower taxable income.
During the nine-month period ended September 30, 2026, operating cash flow before changes in working capital items was $163,185, compared to $32,592 for the same prior-year period. The increase was mainly driven by higher revenue, resulting from higher silver ounces sold and higher average realized silver price per oz sold. Operating cash flow was positively impacted by a $3,467 change in working capital items, primarily driven by an increase in income tax payable, as tax installments paid in 2026 are based on the prior year’s lower taxable income and are therefore lower than the 2026 income tax
17 Non-GAAP Measures, consisting of current assets of $306,812 less current liabilities of $153,149 (December 31, 2025, current assets of $232,450 less current liabilities of $120,050).
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expense, and an increase in accounts payable and accrued liabilities, mainly related to amounts owed to suppliers for property, plant and equipment at Zgounder and higher ONHYM royalties payable. Trade and other receivables also decreased, mainly due to a lower silver price at period-end on silver sold for which payment had not yet been received. These were largely offset by higher inventories, related to the ore stockpile, silver in circuit and silver ingots, higher sales taxes receivable, and higher prepaid expenses.
Investing
During the three-month period ended September 30, 2026, the Corporation used cash of $28,043 in investing activities compared to $17,484 in Q3-2025. The difference is mainly explained by the one-time receipt of $7,248 of liquidated damages related to the mine expansion in Q3-2025, as well as higher investments in exploration and evaluation assets of $17,589 compared to $14,126, mainly related to the Boumadine Project, partially offset by lower additions to property, plant and equipment.
During the nine-month period ended September 30, 2026, the Corporation used cash of $66,046 in investing activities compared to $46,451 in 2025. The variance was largely due to higher investments in exploration and evaluation assets mainly related to the Boumadine Project, where $42,211 was invested in 2026 compared to $25,445 in 2025. At Boumadine, a multi-phase infill and regional drilling program (approximately 200,000 metres total for 2026) is underway, as the Corporation is advancing the project following the 2026 PEA.
Financing
During the three-month period ended September 30, 2026, the Corporation used cash of $17,865 in financing activities compared to cash generated of $10,233 in Q3-2025. The change was primarily due to the receipt of $15,000 in proceeds from the Boumadine Loan in Q3-2025 and a scheduled repayment of $14,285 on the EBRD Loan in Q3-2026. These factors were partially offset by lower interest paid in Q3-2026, reflecting the lower EBRD Loan balance following scheduled principal repayments.
During the nine-month period ended September 30, 2026, the Corporation used cash of $50,374 in financing activities compared to cash generated of $105,068 in 2025. The 2026 outflow was primarily due to two of the seven scheduled principal repayments on the EBRD Loan and a voluntary prepayment of $15,000 that fully repaid the Boumadine Loan, totalling $43,571. These outflows were partially offset by proceeds of $2,983 from the exercise of 1,425,540 share purchase options. In 2025, cash was generated from a financing of share issuance of $105,218, less share issue costs of $5,503.
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short form prospectus	Common shares	105,218
The net proceeds of the financing after deductions of the financing costs, are being used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.

From Jan 21, 2025 to Aug 31, 2026	Share purchase options exercised	Common shares	3,003	The net proceeds from the exercise of options are being used to fund general administrative expenses, investing activities and other working capital needs.
Use of Proceeds
June 18, 2025, Financing - $105.2 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$143,750 ($105,218).
Below is an update, in tabular form, reflecting the use of the funds as of September 30, 2026, compared to the budgeted amounts initially set out in the prospectus:
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    23

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	58.6
Zgounder regional and other projects	7.3	3.1
General corporate purposes[18]	39.3	15.3
Total	105.2	77.0
The amount earmarked for Boumadine exploration and development has been fully used during the quarter. Additional Boumadine expenditures incurred in excess of the earmarked amount have been funded from cash flows from operations.

Financial Position

The following table details the changes to the statements of financial position as at September 30, 2026, compared to December 31, 2025:

	As at September 30, 2026	As at December 31, 2025	Variance
Cash and cash equivalents	183,791	136,322	35%
Trade and other receivables	29,799	33,811	(12)%
Sales taxes receivable	31,065	22,864	36%
Inventories	55,176	34,595	59%
Prepaid expenses and security deposits	6,521	2,794	133%
Equity instruments investment	460	-	NM
Deposit in trust	-	314	NM
Restricted cash	-	1,750	NM
Total current assets	306,812	232,450	32%
Restricted cash	16,405	16,412	-%
Non-refundable deposits to suppliers	6,235	3,390	84%
Deferred tax assets	2,404	5,187	(54)%
Investment in associate	6,034	6,969	(13)%
Property, plant, and equipment	242,306	251,973	(4)%
Exploration and evaluation assets	151,628	115,179	32%
Deferred financing fees	-	173	NM
Total assets	731,824	631,733	16%
Total current liabilities	153,149	120,050	28%
Lease liabilities	2,505	1,009	148%
Long-term debt	41,080	83,606	(51)%
Asset retirement obligations	3,044	3,244	(6)%
Total liabilities	199,778	207,909	(4)%
Total equity	532,046	423,824	26%
Total liabilities and equity	731,824	631,733	16%
NM - Not Meaningful
Assets
The change in the Corporation’s cash and cash equivalents balance on September 30, 2026, compared to the amount held on December 31, 2025, is detailed in the Liquidity and Capital Resources section.
18 Includes $5.5 million in share issue costs related to the June 18, 2025, C$143.8 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    24

During 2026, trade and other receivables decreased by $4,012 compared to December 31, 2025, mainly due to a lower silver price at period end on silver sold for which payment had not yet been received, and a small reduction in the quantity of ounces included in trade receivables as at September 30, 2026.
The increase in sales taxes receivable of $8,201 in 2026 compared to December 31, 2025, reflects the accumulation of an additional nine months of recoverable sales taxes (approximately $12,000), partially offset by collections of approximately $4,000 during the period.
The increase in inventory of $20,581 in 2026 is primarily attributable to higher ore stockpiles at Zgounder, which have been built up progressively during the past quarters, and represent approximately one million additional contained ounces, in preparation for a lower underground mining rate in the coming quarters. In-process and salable product inventories also increased, mainly due to higher silver ingot and silver in circuit inventory. Silver ingot inventory increased due to the timing of sales, while the increase in silver in circuit was mainly attributable to a change in the Corporation’s smelting procedure resulting in a longer smelting cycle time, including silver cement awaiting smelting at quarter-end. The cost per ounce of inventory remained relatively stable.
The increase in prepaid expenses and security deposits of $3,727 in 2026 compared to December 31, 2025, was mainly due to the execution of numerous contracts during the year which will be amortized over their respective terms.
The change in non-current assets balance on September 30, 2026, compared to the amount held on December 31, 2025, is mainly detailed in the Investing section of the Liquidity and Capital Resources section. Other changes in non-current assets include a decrease in deferred tax assets of $2,783, reflecting the utilization of deductible temporary differences against higher taxable income, and an increase in non-refundable deposits to suppliers of $2,845, mainly related to deposits to drilling contractors and equipment for exploration at the Boumadine project.
Liabilities and Equity
The current liabilities increased by 28% between September 30, 2026, and December 31, 2025, primarily due to an increase in income tax payable of $26,467 in Morocco, as tax installments are based on the previous year’s tax while taxable income in 2026 is significantly higher. Accounts payable and accrued liabilities also increased by $6,028, mainly due to amounts owed to suppliers for property, plant, and equipment at Zgounder, as well as an increase in ONHYM royalties payable resulting from higher revenues, as the payable represents 3% of revenue.
The change in long-term debt balance on September 30, 2026, compared to the amount held on December 31, 2025, is detailed in the Financing section of the Liquidity and Capital Resources section.
The change in total equity was primarily attributable to net income of $118,572, driven mainly by an increase in operating income, partially offset by a loss in other comprehensive income (OCI) resulting mainly from currency translation differences of $22,353 recognized during the nine-month period ended September 30, 2026, as the majority of the loss is related to the Canadian dollar depreciating relative to the US dollar during the period. Additional contributors included $9,465 of share-based payments and $2,983 in proceeds from the exercise of 1,425,540 share purchase options during 2026.

Capital Management

The Corporation defines capital as long-term debt, including the current portion, and total equity before non-controlling interest. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at September 30, 2026, managed capital is $589,849 (December 31, 2025 - $525,828) representing long-term
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    25

debt, including the current portion, and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	As at September 30, 2026	As at December 31, 2025
Long-term debt (including current portion)	69,651	112,177
Total equity before non-controlling interest	520,198	413,651
	589,849	525,828

Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at September 30, 2026:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	75,435	-	-	-	75,435
Long-term debt	28,571	42,858	-	-	71,429
Interest on long-term debt**	4,652	2,685	-	-	7,337
Balance of purchase price payable	1,549	-	-	-	1,549
Lease liabilities	1,084	1,895	822	34	3,835
Asset retirement obligations	-	-	-	3,541	3,541
	111,291	47,438	822	3,575	163,126
* Includes interest on long-term debt of $1,163 payable on January 19, 2027.
** The interest on the long-term debt with EBRD has been calculated using the SOFR+5% (8.64%) rate as at September 30, 2026 for the EBRD Tranche and at 1% for the Climate Investment Funds tranche.

Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property, amounting to $2,586 and $8,716 for the three and nine-month periods ended September 30, 2026 ($1,630 and $3,803 for the three and nine-month periods ended September 30, 2025);
•3.0% royalty to ONHYM on revenue from the Boumadine property, amounting to $513 and $783 for the three and nine-month periods ended September 30, 2026 ($nil for the three and nine-month periods ended September 30, 2025);
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property; and
•2.0% net smelter return royalty to the former shareholders of SA Strategy SARL on future commercial production from the mining titles held by SA Strategy SARL, of which the first 1% may be repurchased for $5 million and the remaining 1% may be repurchased for a maximum purchase price of $15 million.
All royalty agreements are payable in perpetuity.
Contingent Liability
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of approximately $7 million in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    26

the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed, and the court of appeal dismissed DF’s opposition with costs.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with the International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received. Accordingly, no provision has been recognized in the consolidated financial statements as at September 30, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
On September 14, 2026, the tribunal granted a stay of arbitration proceeding for a period of four weeks to allow DF and Aya to commence commercial discussion. The tribunal extended the stay until December 4, 2026, pursuant to the request of both parties. With the advancement of the discussions, the parties made a joint second extension request to the tribunal.
"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.

Non-GAAP Measures

The Corporation has included certain non-GAAP financial measures and non-GAAP ratios in this MD&A, including “Cash costs per silver equivalent ounce sold” (“AgEq ounce”), “Working capital” and “Available liquidity”, to supplement its unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.
The Corporation believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Corporation’s underlying operating performance and liquidity. Cash costs per silver equivalent ounce sold is widely used in the mining industry as a performance benchmark. However, our non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Corporation to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold is a non-GAAP measure used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
This metric is widely reported in the mining industry as a benchmark for cost performance. Management and investors use it to assess the Corporation’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Corporation’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
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Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income:
•Excluding non-cash items of share-based payments expense, depreciation and depletion, and inventory write-downs included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Corporation’s operating efficiency and cost performance.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Zgounder Silver Mine – Morocco	2026	2025	2026	2025
Cost of sales ("COS")[19]	29,853	32,971	94,198	86,225
Share-based payments expense	(592)	(262)	(1,849)	(837)
Depreciation and depletion	(7,755)	(4,677)	(22,356)	(13,563)
Inventory write-down	-	-	-	(135)
Treatment, smelting and refining costs[20]	280	314	849	995
Operating cash costs (A)	21,786	28,346	70,842	72,685
Total silver sales (oz) (B)	1,243,092	1,363,511	3,941,606	3,567,325
Cash costs per silver ounce sold (A/B)	17.53	20.79	17.97	20.38

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Boumadine Pyrite Reclaim Operations – Morocco	2026	2025	2026	2025
Cost of sales[19]	5,136	-	7,688	-
Operating cash costs (C)	5,136	-	7,688	-
Total silver equivalent sales (oz of AgEq) (D)	492,932	-	727,899	-
Cash costs per AgEq ounce sold (C/D)[21]	10.42	-	10.56	-

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Combined projects – Morocco	2026	2025	2026	2025
Cost of sales[19]	34,989	32,971	101,886	86,225
Share-based payments expense	(592)	(262)	(1,849)	(837)
Depreciation and depletion	(7,755)	(4,677)	(22,356)	(13,563)
Inventory write-down	-	-	-	(135)
Treatment, smelting and refining costs[20]	280	314	849	995
Operating cash costs (E)	26,922	28,346	78,530	72,685
Total silver equivalent sales (oz of AgEq) (F)	1,736,024	1,363,511	4,669,505	3,567,325
Cash costs per AgEq ounce sold (E/F)	15.51	20.79	16.82	20.38

19 As per note 10 of the FS for segment information.
20 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
21 See footnote 2 on page 6.
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Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities, as presented in the consolidated statements of financial position. Management uses working capital to assess the Corporation’s short-term liquidity and its ability to meet its short-term obligations. The calculation of working capital is presented in the footnotes where the measure is disclosed in this MD&A. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.
Available Liquidity
Available liquidity is a non-GAAP measure used by Management to monitor its cash and cash equivalents. Available liquidity is comprised of cash and cash equivalents and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at September 30, 2026	As at December 31, 2025
Cash and cash equivalents	183,791	136,322
Undrawn amount under long-term debt	-	10,000
Available liquidity	183,791	146,322

Risks and Uncertainties

The Corporation is exposed to a range of risks and uncertainties inherent to its business that may significantly impact its financial and operational performance and the valuation of its common shares. These include, among others, risks related to mining operations, project development, commodity price volatility, and regulatory, geopolitical and economic conditions in the jurisdictions in which it operates.
In addition, the Corporation may be impacted by supply chain constraints and inflationary pressures affecting the cost and availability of key inputs, including fuel, energy, consumables and equipment. Such factors, which may be influenced by broader geopolitical and economic conditions, could impact on the timing and cost of procurement and, in turn, the Corporation’s operations and development activities.
Management monitors these risks on an ongoing basis and implements mitigation strategies where possible; however, many of these factors are outside of the Corporation’s control.
For a comprehensive discussion of these risks and uncertainties, refer to the Corporation’s MD&A for the year ended December 31, 2025, and the Annual Information Form for the year ended December 31, 2025, available on SEDAR+, EDGAR and on the Corporation’s website at www.ayagoldsilver.com.

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Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	2,890,944	1.43
March 3, 2031	314,667	4.75
May 12, 2031	63,300	7.69
August 23, 2034	4,870,000	15.63
November 10, 2035	500,000	14.45
	8,638,911
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of November 11, 2026	144,195,352
Shares reserved for issuance pursuant to share purchase options	8,638,911
Shares reserved for issuance pursuant to deferred share units	244,973
Shares reserved for issuance pursuant to restricted share units	929,067
Shares reserved for issuance pursuant to performance share units	80,174
154,088,477
Off-Balance Sheet Arrangements
As at September 30, 2026, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the FS.
Related Party Disclosures
During the three and nine-month periods ended September 30, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $257 and $774 for the three and nine-month periods ended September 30, 2026, respectively ($227 and $676 for the three and nine-month periods ended September 30, 2025, respectively). As at September 30, 2026, $378 (December 31, 2025 - $391) was due to that company.

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Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and nine-month periods ended September 30, 2026 and 2025 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	435	355	1,312	1,177
Management consulting and professional fees	365	320	1,111	956
Share-based payments expense*	1,651	2,661	5,767	9,271
	2,451	3,336	8,190	11,404
* Share-based payments expense represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including share purchase options, restricted share units, performance share units and deferred share units.

Accounting Policies, Judgements and Estimates

Critical Accounting Judgements and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three and nine-month periods ended September 30, 2026 and 2025, the Corporation applied the same critical accounting judgments and estimates disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2025, except for this accounting policy that was adopted during the nine-month period ended September 30, 2026.
Performance share units ("PSU")
The Corporation grants PSUs to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative stock price performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted.
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based payments expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, share-based payments expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated service-based forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.

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Management’s Report on Internal Controls and Financial Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of the Corporation and to ensure that required information is gathered and communicated to the Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information and Continuous Disclosure

Additional information about the Corporation, including the FS for the period ended September 30, 2026 and the Annual Information Form dated March 30, 2026, is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.ayagoldsilver.com.
Technical Information

Raphaël Beaudoin, P.Eng., Executive Vice-President, Operations of the Corporation, and David Lalonde, B.Sc., P.Geo., Executive Vice-President, Exploration of the Corporation, each a Qualified Person as defined in NI 43-101, have reviewed and approved the technical content of this document.
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Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies, including subpart 1300 of SEC Regulation S-K. Information concerning the Corporation’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding the Corporation’s mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are referred to herein as “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, contained or incorporated by reference in this MD&A, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements can generally be identified with words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to Aya’s future growth and growth strategy; anticipated financial and operational performance and results; business prospects and opportunities; strategic plans; Aya’s 2026 guidance and corporate outlook, including guidance on consolidated 2026 silver equivalent production; the Corporation’s expectation that full-year cash costs at the Zgounder Silver Mine will remain below guidance; continued Zgounder optimization in 2026; Zgounder operations targets, goals and timing thereof, including the addition of a permanent tertiary crusher unit and timing for completion in early 2027; the crushing contractor to remain onsite ensuring higher mill throughput; increase in the inventory of stockpile slowing underground mining rates in the next 12 months; planned pushback events in the open pit at Zgounder planned to start towards the end of 2026 and to continue through 2027 and, the expected temporary ore production; the stabilization and decrease of the stockpile in 2027 during the pushback events; expected underground development in the next quarters; the advancement of the decline ramp towards deeper levels with the deepest expected to be reached in early 2028; the construction of the ventilation raise expected to be completed by year-end; pyrite sales on track to meet guidance; the duration of the pyrite reclaim initiative expected to be 20-24 months, and the expected yield of AgEq ounces from the legacy flotation by-product; the intention that the initiative will demonstrate the marketability of Boumadine's gold and silver-rich pyrite concentrate and align with the Corporation's commitment to responsible environmental management; capital projects, their timing and budgets; the commissioning of the ore sorter expected in Q4-2026; Aya's expectations for 2026 regarding AgEq production, cash costs per AgEq; capital expenditures; exploration costs; Aya's expectation that the current industry landscape, together with expectations for a supportive silver price environment, will support strong margins and operating cash flow; commodity prices; assumptions underlying Aya's operational guidance; development of the Boumadine Project; the Boumadine recently updated preliminary economic assessment referred to as the 2026 PEA in this MD&A; the combined open-pit and underground mining operation at Boumadine contemplated by the 2026 PEA, the expected processing capacity thereof, the envisioned mining schedule, the strategy to achieve specific production rates and annual throughput capacity; the mining plan priorities and the planned flotation plant for processing; the expectation that the Boumadine Project is to produce three marketable concentrates (zinc, lead, and pyrite), and derive revenue largely from precious metals; the Boumadine Project feasibility activities underway with targeted completion in H2-2027; mineral resources and mineral reserves; Aya's exploration and development programs and the advancement of the 2026 exploration and development program at Zgounder and Boumadine; the Boumadine Project drilling plans, programs and targets; the Zgounder drilling plans; life of mine of the Corporation's mining assets; the average annual silver production profile supported by the updated Zgounder mine plan released in Q4-2025; Aya’s expansion plans; mineral resource and mineral reserve estimates; proven and probable mineral reserves at Zgounder; Aya’s expected silver production; Aya’s estimated silver recovery; Aya’s ability to cover short-term and long-term cash requirements; Aya's belief that its current capital resources are sufficient to meet its anticipated obligations over the next 12 months; the potential requirement for Aya to raise further equity or debt financing in the capital markets, to facilitate its growth, and to continue its exploration, development, expansion activities, including the Boumadine Project and, to support its ongoing activities; Aya's intended use of proceeds from financings; Aya's objectives when managing capital and the factors contributing to the achievement of said
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objectives; management reviewing its capital management approach on an ongoing basis and the belief that its approach is reasonable; the 2026 MRE report; preliminary results from exploration programs; Aya's commitment to environmental management; Aya’s ability to receive, maintain and renew licenses and permits from appropriate governmental authorities; the Corporation's application for renewal of the Boumadine Mining License LE-383661 and the anticipated renewed term for said license; exchange rates; interest rates based on floating rate indices, including SOFR; any of the Corporation's obligations or commitments due or payable in the future; the estimated project cash flows and economic viability of exploration and expansion projects; the potential of any new mineralized structure; the proposed sale of the Azegour project to Sama, the expected consideration to be received therefor and, the conditions precedent to the completion of the transaction; the belief that it is improbable that the Corporation will be required to repay any of the funds received in the context of the litigation opposing Aya to DF; and the outcome of any ongoing litigation.

Forward-looking statements contained in this MD&A are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain, maintain and renew requisite licenses, permits, and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions in the market in which Aya operates; Aya's assumption that applicable tax rates and taxation regimes will remain substantially unchanged from current levels; Aya's assumptions that interest rate indices will remain within ranges consistent with current levels; Aya's assumptions with respect to the outcome of any ongoing litigation; the 2026 PEA and the Boumadine Project feasibility study to be completed on the timeline anticipated; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the absence of force majeure events, including natural disasters, pandemics, geopolitical disruptions, wars or other extraordinary events, that could materially affect the Corporation's operations or development plans; the availability of qualified contractors, equipment and supplies required to execute the Corporation's operational, exploration and development plans; applicable laws and regulations remain substantially unchanged from those currently in effect in Canada and Morocco; Aya's assumption that weather and environmental conditions at its operating sites will remain within ranges consistent with historical norms; the Corporation's ability to meet current and future obligations; the availability and cost of inputs; foreign exchange rates; the expectation that the Corporation and Sama will negotiate and execute a definitive agreement on mutually acceptable terms and that they will have the ability to complete all pre-closing formalities in relation to the transaction, including receiving the required approvals from Canadian and Moroccan authorities permitting the completion of the transaction; and other assumptions and factors generally associated with the mining industry.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results, performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Silver Mine and the Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain, maintain and renew necessary permits and licenses in due time and under conditions acceptable for Aya; inherent risks associated with tailings facilities and agitated tank cyanide leaching operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; general economic conditions; commodity prices; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure, including war or geopolitical disruption; climate risks; climate changes; weather disruptions; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; risks associated with the use of artificial intelligence (AI); and other risks described in the Corporation’s documents filed with securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of this MD&A, and in other filings with the securities
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q3-2026    34

regulatory authorities, including the “Risk Factors” set forth in the Corporation's most recent Annual Information Form, available on SEDAR+ and on EDGAR.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this MD&A and the documents incorporated by reference herein are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
The Corporation may elect to advance the development of a project before completing a feasibility study establishing mineral reserves and demonstrating the project's economic and technical viability. Advancing a project without a feasibility study entails materially greater technical and economic risks, including greater uncertainty as to mineral recovery, capital and operating costs, production rates, mine design and the project's overall economic viability. There can be no assurance that any project advanced on this basis will ultimately prove to be technically or economically viable or achieve the results anticipated by the Corporation.

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